

Mail Stop 3720

July 27, 2010

Via U.S. Mail and Fax (888.888.9115)
Gregory S. Ayers
Principal Financial and Accounting Officer
inContact, Inc.
7730 South Union Park Avenue
Suite 500
Midvale, UT 84047

      Re: inContact, Inc.
              Form 10-K for the fiscal year ended December 31, 2009
              Filed March 12, 2010
              Form 10-Q for the fiscal quarter ended March 31, 2010
              File No. 001-33762

Dear Mr. Ayers:

We have reviewed your supplemental response letter dated July 19, 2010 as well as the above referenced filings and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Executive Compensation, page 14

Compensation Discussion and Analysis, page 14

Base Salary, page 15

1.   We note your response to comment two in our letter dated July 9, 2010. Please provide us with your draft disclosure that clarifies how the Compensation Committee performs its functions with respect to determining salary levels.

*   *   *   *

Please contact Jay Knight, Staff Attorney, at (202) 551-3370 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director